September 27, 2013

Mr. Lawrence Green

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:  MH Elite Portfolio of Funds, Inc. Preliminary Proxy Statement

(1940 Act Registration Number 811-08763, 1933 Act Registration Number 333-50885)

Dear Mr. Green:

Please find our responses below to your comments provided to us on September 24, 2013 with respect to the Preliminary Proxy Statement, Exhibits thereto and form of Proxy (the “Preliminary Proxy Soliciting Materials”) for MH Elite Portfolio of Funds (the “Fund”) The Funds Preliminary Proxy Soliciting Materials were filed with the U.S. Securities and Exchange Commission on September 13, 2013 pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934.

1. Staff Comment:  Confirm that the type size of the text in the Proxy Statement, Exhibits and Form of Proxy (“Proxy Soliciting Materials”) conforms to the required type size.

Response:  The type size in the Proxy Statement Soliciting Materials is atleast 10 point type.

2. Staff Comment: Throughout the Proxy Soliciting Materials, with respect to disclosures currently in all capital letters and bold, please present these disclosures without all capital letters, and disclosure either in bold or underline or some appropriate way to draw attention to the disclosures.

Response: The Fund has made the requested revision.

3. Staff Comment: For Proposal No. 1 Approval of Election of Directors, please disclose that all nominees have consented to being named in the proxy statement and to serve if elected.

Response: The Fund has made  the requested revision.

4. Staff Comment: In the Notice, please state that a representative of the Funds’ independent registered public accountants will be present at the meeting if requested in advance if the meeting by a shareholder.

Response: The Fund has made the requested revision.

5. Staff Comment: For Proposal No. 2, Approval of the Selection of Sanville & Co. as the independent registered public accountants, please include disclosures required by Schedule 14A, Item 9(e) (17 CFR 240.14a-101) with respect to audit fees, audit related fees, tax fees and fees for Other Services and Products for the last two fiscal years of the Fund.

Response: The Fund has made the requested revision.

6. Staff Comment: With respect to Proposal No. 3, Approval of the merger whereby the Corporation would change its state of domicile from New Jersey to Delaware and its form of entity from a corporation to a statutory trust, please provide another example how changing the Funds form of entity to a Delaware statutory trust may benefit shareholders.

Response: The Fund has made the requested revisions.

7. Staff Comment: With respect to Proposal No. 3, Approval of the merger whereby the Corporation would change its state of domicile from New Jersey to Delaware and its form of entity from a corporation to a statutory trust, please state who will pay the expenses of the Merger.

Response: The Fund has made the requested disclosures.

8. Staff comment: With respect to Proposal No. 3, Approval of the merger whereby the Corporation would change its state of domicile from New Jersey to Delaware and its form of entity from a corporation to a statutory trust, please state that the staff of the U.S Securities and Exchange Commission takes the view that there are no rights of appraisal under federal law.

Response: The Fund has made the requested disclosures..

9. Staff Comment: With respect to disclosures concerning Adjournment of the meeting, please disclose how share represented by abstentions and broker non-votes will be voted in any proposal for adjournment.

Response: The Fund had made the requested disclosures.

10. Staff Comment: Please state if the Fund has an advance notice requirement for submission of shareholder proposals for Shareholder meetings.

Response: The Funds have an advance notice requirement for shareholder proposals to be submitted for consideration. To be considered for inclusion in a proxy statement for any subsequent meeting of shareholders, a shareholder proposal must be submitted to the Delaware Trust at its principal offices within a reasonable time before the proxy statement for that meeting is mailed.

11. Staff Comment: In the form of Proxy, please state that the auditors are registered public accountants.

Response: The Fund has made the requested disclosure.

Please note that in responding to the above-referenced comments:

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The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Sincerely,

Gino Malaspina